
September 28, 2009

Mr. Anthony Tripodo
Executive Vice President and Chief Financial Officer
Helix Energy Solutions Group, Inc.
400 North Sam Houston Parkway East, Suite 400
Houston, Texas 77060

> **Re: Helix Energy Solutions Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 5, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **Schedule 14A**
> **Filed April 2, 2009**
> **Definitive Proxy Statement**
> **Filed April 2, 2009**
> **File No. 001-32936**

Dear Mr. Tripodo:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   You state on pages 5, 11, and elsewhere in your Form 10-K that you offer
        contracting services in the Middle East, and on page 72 that your subsidiaries
        operate in the Middle East and Latin America, regions generally understood to
        include Iran, Syria, Sudan, and Cuba. In addition, we are aware of a December
        2008 report that your subsidiary, Canyon Offshore, Inc., was helping Reliance
        Industries Limited to build a facility to export gasoline to Iran. Iran, Syria, Sudan,
        and Cuba are identified by the State Department as state sponsors of terrorism,
        and are subject to U.S. economic sanctions and export controls. We note that your
        Form 10-K does not include disclosure regarding contacts with Iran, Syria, Sudan,
        and Cuba.

        Please describe to us the nature and extent of your past, current, and anticipated
        operations in, or other contacts with, Iran, Syria, Sudan, and Cuba, whether
        through subsidiaries, joint ventures, or other direct or indirect arrangements. In
        this regard, tell us whether you or any of your customers use your marine vessels
        or employees in direct or indirect operations in Iran, Syria, Sudan, or Cuba. Your
        response should describe any products, equipment, components, technology, or
        services you have provided to Iran, Syria, Sudan, and Cuba, directly or indirectly,
        and any agreements, commercial arrangements, or other contacts you have had
        with the governments of Iran, Syria, Sudan, or Cuba, or entities controlled by
        those governments. Finally, tell us whether any marine vessels that you own,
        operate, or charter provide any U.S.-origin goods to Iran, Syria, Sudan, or Cuba,
        or involve employees who are U.S. nationals in operations associated with those
        countries.

Financial Statements

Note 2 – Summary of Significant Accounting Principles, page 83

2.   You state that your calculation of depletion of your oil and gas properties is
        performed on a unit-of-production method and based on "…estimated remaining
        oil and gas proved and proved developed reserves." Please clarify whether your
        depletion of development costs is based on production in relation to reserves
        associated only with the developed properties from which production originates,
        or if you are also factoring in reserves that are associated with undeveloped or
        non-producing properties. In addition, please identify the types of any costs that
        are being amortized based on total estimated proved reserves, without distinction
        between developed and undeveloped properties; and any costs that are being
        amortized based only on estimated proved developed reserves. Please discuss

your rationale for any aggregation of reserves if you are not amortizing costs on a property-by-property basis; including details sufficient to understand how your methodology compares to the guidance in paragraphs 30 and 35 of SFAS 19.

Note 13 – Convertible Preferred Stock, page 111

3.   We understand that in the first quarter 2009, you recorded a $29.3 million non-cash dividend associated with the redemption of all of the Series A-2 Cumulative Convertible Preferred Stock, reflecting the value of an additional 3,974,718 shares delivered over the original 1,964,058 shares that were contractually required to be issued upon conversion, and a $24.1 million charge associated with an adjustment to the conversion price on the Series A-1 Cumulative Convertible Preferred Stock, reflecting the value of an additional 7,368,388 shares that will be delivered on future conversion over the 1,666,668 shares called for under the original conversion rate.

Please expand your disclosure to describe the conversion adjustment provisions that are associated with each of these subsequent re-computations to convey the number and value of incremental shares potentially issuable based on the relationship between market prices, and the conversion and minimum prices as of year-end, including a description of the circumstances upon which recognition in your financial statements is dependent.

Note 18 – Commitment and Contingencies, page 117

4.   We note your disclosure indicating that you accrued $69.7 million in other long term liabilities as of December 31, 2008 associated with orders received from the U.S. Department of the Interior Minerals Management Services ("MMS") which claim that you owe royalties on prior year oil and gas production. We understand that you have reversed this accrual in the first quarter 2009, based on a favorable decision received by Kerr-McGee, an operator that contested similar orders it received from MMS. As the decision in favor of Kerr McGee was affirmed on January 19, 2009, a date prior to the issuance of your financial statements, please explain why you believe that this event would not require recognition in your annual financial statements to comply with the guidance in paragraphs 1 through 8 of AU §560.

5.   We note your disclosure indicating that you are disputing the $23 million tax assessment that you received from the Mexican tax authority related to fiscal year 2001; and we understand that you may have taken a similar tax position during subsequent years. Tell us the extent of any loss that you have accrued for this matter in your financial statements, the periods in which those amounts were recognized, and your estimate of the range of reasonably possible additional loss,

following the guidance in FIN 14 and paragraphs 8 to 10 of SFAS 5. Please quantify your exposure separately for all subsequent years that remain subject to audit by the tax authority, assuming they prevail in their position on your 2001 tax. Please explain why you have not disclosed this information.

Controls and Procedures, page 136

6.   We note your use of the criterion set forth in "Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission" in your principal executive officer and principal financial officer's evaluation of your disclosure controls and procedures. The COSO Framework is generally used as a criterion for an evaluation of the effectiveness of a company's internal control over financial reporting. Please clarify the use of the criterion in your disclosure controls and procedures evaluation or remove the reference to the criterion from your discussion of the evaluation of your disclosure controls and procedures.

7.   We note your statement that "[b]ased on [your disclosure controls and procedures] evaluation, the principal executive officer and the principal financial officer believe that our disclosure controls and procedures were effective…." Rather than state a belief, please revise to state whether your principal executive officer and principal financial officer came to a definitive conclusion regarding the effectiveness of your disclosure controls and procedures.

8.   Please consolidate your disclosure in paragraphs (b) and (c). Further, if you choose to separate your Item 308 of Regulation S-K disclosure from your Item 307 disclosure, include the changes in internal control over financial reporting disclosure with your Item 308 disclosure.

Form 10-K for the Fiscal Year Ended December 31, 2008; Form 10-Q for the Fiscal Quarter Ended June 30, 2009; Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Controls and Procedures

9.   We note your disclosure regarding the implementation of your enterprise resource planning system and the statement that the "[r]esulting impacts on internal controls over financial reporting were evaluated and determined not to be significant for [the reporting period]." Please revise to state, if true, that the resulting impacts on internal control over financial reporting were determined not to be material for the reporting period. If you are unable to make this assertion, please revise your disclosure to state that there have been changes in your internal control over financial reporting and discuss the changes.

Schedule 14A filed April 2, 2009

General

10.   Regarding the comments that follow for the Schedule 14A filed April 2, 2009, please confirm in writing that you will comply with comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis, page 23
CEO Recommendation, page 26

11.   We note that your compensation committee is guided by recommendations from your president and CEO. In addition, "[s]enior members of [y]our management team including the chief executive officer provide recommendations regarding many aspects of [y]our compensation program, including executive compensation." Please clarify the compensation committee's role and authority with respect to final compensation determinations for the CEO and to what extent the CEO is permitted to make recommendations regarding his own salary. See Item 407(e)(3) of Regulation S-K.

Determining Executive Compensation for 2008, page 24

12.   Please describe and clarify what is meant by the "internal equity analysis of [y]our executive compensation program."

Market and Peer Group Review, page 24

13.   We note that the peer group for your shareholder return performance graph and the peer group used by your compensation committee differ. Please explain the reason for the difference.

Cash Bonus Program, page 27

14.   We note that your inability to achieve your company performance financial objectives, your cash bonus awards were significantly reduced or, in the case of Mr. Kratz, were not paid at all. Please provide factors used by the compensation committee used in making this determination, including the company performance financial objectives and group performance budgetary and other goals.

2009 Bonus Plan, page 28

15.   Please disclose the material differences in compensation policies or performance with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. For example, there is a significant disparity in the amount of an increase in the 2009 bonus target for the CEO as compared to that of the other named executive officers. Please provide a more detailed discussion of how and why the increase in the bonus target for the CEO differs so significantly from the increase given the other named executive officers.

Engineering Comments

Risk Factors, page 18

Approximately 87% of our total estimated proved reserves are…, page 26

16.   You report that approximately one half of your proved reserves are in the Bushwood field in the Gulf of Mexico. On page 33, you indicate that the field is comprised of 90% gas, located in the deepwater, and that you expect first production in January 2009. As your report was filed in March of 2009 we expect that you commenced production in January as scheduled. Please explain why the disclosure was not updated to clarify prior to filing. Please also provide us with the following information about this field:

- the current status of the field and the date it first went on production;
- the basis for reporting 314 BCFe of proved reserves net to your interest;
- the number of wells on production, the date you ran open hole logs for each well, and whether you expect to add additional wells;
- the current production rate of the field and the expected maximum production rate the field is expected to achieve;
- the current status of the pipelines necessary to transport production to market;
- the location where you are currently marketing the oil and gas production.

Significant Oil and Gas Properties, page 33

17.   Regarding the Bushwood field, we see that you report in the table that you have a 51% working interest, 314 BCFe of proved reserves net to your interest, and expect first production in January 2009. We note that in your 2007 10-K you reported that you had a 100% working interest in this field, 206 BCFe of proved reserves net to your interest, and expected first production in 2008. Please tell us the following:

- how the reserves could have been increased by 52% in one year when there was no production and when your net interest decreased by 49%;
- the reason the field was not placed into production in 2008;
- whether the engineer from Huddleston & Co. was informed of the decrease in working interest from 2007 when he performed his 2008 reserve audit

Costs Incurred in Oil and Gas Producing Activities, page 122

18.   We note that you report $17.7 million in costs to acquire proved properties in 2008 on the first line of your table on page 122. Tell us why the reserve reconciliation tables on pages 124 and 125 do not show any purchase of oil and gas reserves in 2008.

Estimated Quantities of Proved Oil and Gas Reserves, page 123

19.   We note that in 2008 there was a material decline in the percentage of reserves that were classified as proved undeveloped as compared to 2007. Please disclose the reasons for this change in the relative significance of the undeveloped reserves.

20.   We note that you report significant reserve changes in several line items of the reserve reconciliation table but do not provide explanations for those changes. Please disclose the reasons for all significant changes as required by paragraph 11 of SFAS 69.

Closing Comments

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-2650, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265, Timothy Levenberg, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director